Tenet Signs Agreement with the Industrial Bank Co. to Offer Business Hub(TM)-Linked Bank Accounts to Business Hub(TM) Members

Toronto, Ontario--(Newsfile Corp. - April 13, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hubs™, today announced that it has signed a partnership agreement with the Industrial Bank Co. Ltd. ("CIB") to allow members of Tenet's Chinese Business Hub™ to open bank accounts at CIB linked to their Business Hub™ accounts.

The real bank accounts at CIB will provide Business Hub™ clients with an alternative to Tenet's offering of virtual bank accounts on the China UnionPay network. The CIB accounts are meant to accommodate larger clients, such as commodities traders, that have been relying on the Hub's services to finance their purchase orders, alleviate their cash flow issues and also have cash settlement needs that are not available through the virtual bank accounts. Just like with the virtual bank accounts, Tenet will earn service fees and have administrative oversight of the CIB accounts, which should provide an additional layer of comfort to Business Hub™ partnering financial institutions, including CIB, when it comes to extending credit to Hub members that have such bank accounts.

With over 2,000 branches and outlets across China, more than 50,000 employees and total assets in excess of USD$975B, CIB (https://www.cib.com.cn/en/) is the 8th largest bank in China and ranks 31st among the largest banks in the world according to Wikipedia.

"Our approach of being constantly attentive to the needs of our clients has been a major factor in how quickly we've been able to grow in China and directly led to the agreement announced today," said Tenet China CEO Liang Qiu. "As soon as we became aware that our virtual bank account offerings had certain limitations, which meant that they were not suitable for all our existing and prospective clients, we went to work on an alternative offering. We couldn't be happier to have been able to partner with one of China's most reputable banks. We commend CIB for recognizing our value proposition and for its collaboration on the integration needed to link our Business Hub™ to their system, which was no small feat. This partnership is yet another way for us to continue to gradually bring our service offerings into the mainstream of B2B activity in China".

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/120274